Law Offices Ballard Spahr Andrews & Ingersoll, llp 1735 MARKET STREET, 51ST FLOOR PHILADELPHIA, PA 19103-7599 215-665-8500 FAX: 215-864-8999 www.ballardspahr.com	ATLANTA, GA BALTIMORE, MD BETHESDA, MD DENVER, CO LAS VEGAS, NV LOS ANGELES, CA PHILADELPHIA, PA PHOENIX, AZ SALT LAKE CITY, UT VOORHEES, NJ WASHINGTON, DC WILMINGTON, DE

                                               March 3, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:  Jim B. Rosenberg, Senior Assistant Chief Accountant
                    Daniel Greenspan, Special Counsel
                    Suzanne Hayes, Legal Branch Chief

Re:	Harleysville Group Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Definitive Proxy Statement filed March 25, 2008

File No. 0-14697

Ladies and Gentlemen:

We are providing this response letter on behalf of Harleysville Group Inc. (the “Registrant” or the “Company”) with respect to comment 2 of the Staff’s follow-up comment letter dated February 13, 2009, regarding the Registrant’s Form 10-K for the Fiscal Year Ended December 31, 2007 (the “2007 10-K”), and the Definitive Proxy Statement filed March 25, 2008 (the “2008 Proxy Statement”).  For your convenience, the Staff’s comment has been reproduced below, followed by the Registrant’s response.  The Company’s response with respect to comment 1 of the Staff’s February 13, 2009 letter was provided on February 27, 2009.

Securities and Exchange Commission
March 3, 2009

Proxy Statement filed 3/25/08

Executive Compensation

Compensation Discussion and Analysis

Compensation Program for 2007, page 27

2.
We note your response to comment 6 and, in particular, the Company’s assessment that disclosure of individual performance measures would not be material to an understanding of the compensation determinations made and the compensation paid to the Company’s NEOs.  As you have stated, this conclusion was based primarily on the fact that the Compensation Committee and CEO were focused on overall performance of position responsibilities and on individual objectives, rather than discrete performance of individual objectives.  However, this conclusion is not consistent with the disclosure requirements of Section 402(b) of Regulation S-K.  To the extent that the fulfillment of individual objectives was material to the CEO’s and Compensation Committee’s determinations of the NEOs pay in 2007, you must disclose the nature of these individual goals and discuss the CEO’s and Compensation Committee’s assessments of how satisfactorily these goals were met.  In your response, please include draft disclosure for the 10-K that addresses this issue.

RESPONSE:  We believe our disclosure with respect to the impact of individual performance objectives in the 2008 Proxy Statement was consistent with the disclosure requirements of Section 402(b) of Regulation S-K, as the identification and impact of achievement of such individual performance objectives were not material to the compensation decisions made by the Compensation Committee for 2007 incentive compensation awards.  The individual performance objectives were not developed by the Compensation Committee or the CEO and communicated to the Named Executive Officers, either at the beginning of the year or at any time during the year.  Rather, they were self-selected by the Named Executive Officers based primarily on individual position responsibilities and communicated to the CEO.  The CEO and the Compensation Committee focused primarily on the corporate performance goals, which accounted for 70% of the potential incentive compensation available, and how individual performance and position responsibilities, taken as a whole, contributed to the achievement of such corporate performance goals, in making incentive compensation decisions for 2007.

In April 2008, the Committee determined that individual performance, including more formally identified performance goals, and position responsibilities, would account for 50% of incentive compensation awards for 2008.  Such determination was deemed a material change by the Company, and a Current Report on Form 8-K was filed in April 2008 to report such change.  The individual performance goals for each Named Executive Officer for 2008 were more formally identified and specific, while still tied, in large measure, to position responsibilities and the impact of those positions on the execution of the Company’s strategic plan.  The Compensation Committee determined, for 2008, that the identified individial performance goals were material to the compensation determinations made.  We are providing with this response the portion of the

Securities and Exchange Commission
March 3, 2009

Compensation Discussion and Analysis section of the Company’s 2009 Proxy Statement that describes the annual incentive compensation portion of the Company’s compensation program for 2008.  We believe this disclosure is required by and is consistent with the requirements of Section 402(b) of Regulation S-K.

*        *        *

In addition, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the 2007 10-K and the 2008 Proxy Statement;

•
Staff comments or changes to disclosure in response to Staff comments in the 2007 10-K and the 2008 Proxy Statement do not foreclose the Commission from taking any action with respect to the 2007 10-K and the 2008 Proxy Statement; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to me at (215) 864-8606.

Sincerely,

/s/ Justin P. Klein

Justin P. Klein

cc:           Arthur E. Chandler, Senior Vice President and Chief Financial Officer
Robert A. Kauffman, Esquire, Senior Vice President, Secretary, General Counsel
and Chief Governance Officer

2008 Annual Incentive Compensation Disclosure

Annual Incentive Compensation

The Senior Management Incentive Plan (SMIP) represents the incentive compensation program used by the Company during 2008 for awarding annual non-equity variable incentive compensation to members of the senior leadership team, including the Named Executive Officers.  At the beginning of 2008, the Compensation Committee established the 2008 incentive award opportunities under the SMIP.  The same corporate performance goals were used for all of the Named Executive Officers.  Individual performance goals also were established for each Named Executive Officer.  The weightings of the various corporate and individual goals were established based on factors such as elements of the Company’s business strategy, benchmark data from peer companies, and the individual roles and responsibilities.  The corporate and individual goals established, the weighting of the goals, and the 2008 results are set forth in the table on page [2] below.  The Compensation Committee determined for 2008 that 50% of the potential annual incentive compensation would be based on corporate performance goals for all Named Executive Officers and 50% on individual performance goals established for each Named Executive Officer.  This represented an increased focus on individual performance goals from 2007 to allow the CEO and the Compensation Committee to differentiate among the senior leadership team based on the ability of individual members to contribute to the Company’s strategic plan and expectations.

The target award was 65% of base salary for the CEO and 45% of base salary for the other Named Executive Officers.  The target incentive award levels reflect the assessment of the impact of such positions on the achievement of the corporate goals, the importance of the achievement of the individual performance goals of the Named Executive Officers, the appropriate use of incentive compensation, and the total compensation as compared to other Company executive officers and appropriate positions at the peer companies.  A performance threshold of 8% return on equity must be met in order for any payout under the SMIP to occur.  For the corporate goals, results that achieve at least the minimum levels, but fall outside the exact goal parameters, are interpolated to determine award levels.  Payout percentages range from 50% if the minimum goal is achieved (zero payout below minimum goal) to 200% if the maximum goal is achieved, with interpolation between minimum and target, and between target and maximum.

The Compensation Committee met in February 2009 to determine the awards earned under the SMIP for executive officers other than the CEO, and to determine its recommendation for the CEO award, which was then considered and determined by the independent members of the Board.  In making its determinations regarding compensation for the Named Executive Officers, the Compensation Committee evaluated achievement of the identified goals (both corporate and individual) and used its discretion in determining overall awards.

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2008 Annual Incentive Compensation Disclosure

The following table and discussion show the corporate and individual performance goals established and the achievement of such goals, as determined by the Compensation Committee:

Performance Goals
Goal	Weighting	Minimum	Target	Maximum	2008 Result
Combined Ratio	25%	101.0	97.8	95.0	100.7
Return on Equity	20%	11.0	13.6	15.5	11.9
Net Premium Growth	5%	0.0	3.0	4.5	<0
Individual Goals	50%	0%	100%	200%	see below

For 2008, the Compensation Committee determined that the Company exceeded the performance threshold of 8% return on equity.  For the established corporate goals, the Compensation Committee determined that the Company exceeded the minimum thresholds, but did not meet the target goals, for combined ratio and operating ROE, and did not meet the minimum net premium growth goal under the SMIP.  In total, the payout with respect to corporate goals was 54.3% of target.

In reviewing the individual performance goals for 2008, the Compensation Committee determined that the individual performance goals are generally tied to position responsibilities and are designed to incentivize the Named Executive Officers to execute on the Company’s strategic plan while managing the current business of the Company.  The goals for the Named Executive Officers are aggressive and require significant effort on the part of the Named Executive Officers to be achieved.  The Compensation Committee measures the performance of the Named Executive Officers against the stated objectives of each, although there is no formulaic approach taken by the Compensation Committee.  The Compensation Committee reviewed the identified objectives of each Named Executive Officer and the achievement of these objectives as a whole.

In determining payouts, the Compensation Committee evaluated the Named Executive Officer’s contribution to the Company in light of the Company’s performance relative to goals, the difficulty of achieving those goals, and as driven by the business environment.  The Compensation Committee also reviewed the performance of the Company in relation to its peers, recognizing that such corporate achievements are impacted significantly by the individual achievements of the Named Executive Officers.  The Compensation Committee determined that its incentive program was appropriately targeted to a mix of corporate and personal goals designed to align the interests of the executives with those of the stockholders, while providing sufficient opportunity to the executives to earn incentive compensation.  As part of such review, the Compensation Committee noted the impact of the Company’s continued focus on strict underwriting standards, in light of the competitive market and pricing environment for insurance products, and identified that program as one that would help to minimize risk to the Company generally, but that negatively impacted the established corporate performance goals for the

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2008 Annual Incentive Compensation Disclosure

Named Executive Officers.  Other corporate results reviewed in determining the achievement of individual objectives included the Company’s total shareholder return (TSR), which increased 1.3% in 2008 and outperformed TSR as compared to SNL Financial’s P&C Industry Index for 2008, the average of which was negative 22.6%, and the S&P 500 companies for 2008, the average of which was negative 37%.

The primary individual performance goals for the Named Executive Officers, and the degree of achievement are as follows:

•
Michael Browne, CEO.  Mr. Browne’s individual goals included implementing strict underwriting standards in light of the soft insurance market; roll-out of new information systems and related products; implementation of new product lines; management of the strategic planning process; and additional further strengthening of the management team and continued succession planning.  In 2008, Mr. Browne’s leadership achieved strong financial results during a difficult economic environment.  He executed the Company’s strategic plan, including the roll-out of new information systems, implementation of new product lines, and implementation of strict underwriting discipline, a particularly challenging achievement in light of the continued soft market environment in 2008.  Mr. Browne also continued to further strengthen the management team through recruitment of new management and targeted promotions, as well as continued succession planning for the Company.  In light of Mr. Browne’s achievements of his goals, the Compensation Committee determined that the overall percentage of achievement of individual performance goals was 110%.

•
Arthur Chandler, CFO.  Mr. Chandler’s individual goals included providing leadership in capital management; analyzing and recommending efficiency opportunities to provide meaningful cost reductions; evaluating cost risks and benefits of major decisions; managing the rating agency relationships; leadership over the financial reporting function; and leadership in the strategic planning process.  Mr. Chandler’s greatest achievement in 2008 related to capital management, including presiding over the change in the Company’s pooling agreement, continuation of the stock repurchase program, and preserving ROE and EPS.  Mr. Chandler managed the Company’s rating agency relationships, including A.M. Best Co., which recently reaffirmed the financial strength rating and positive outlook for the Company, notwithstanding the difficult capital markets environment.  Mr. Chandler also focused his leadership skills upon the analysis and implementation of efficiency opportunities in order to provide meaningful cost reductions to the Company, specifically through leading the budgetary process and holding internal Company expenses flat for the third consecutive year.  Mr. Chandler also worked to improve the Company’s enterprise risk management process through the evaluation of cost risks and controls.  In light of Mr. Chandler’s achievements of his goals, the Compensation Committee determined that the overall percentage of achievement of his individual performance goals was 160%.

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2008 Annual Incentive Compensation Disclosure

•
Thomas Clark, SVP, Field Operations.  Mr. Clark’s individual performance goals for 2008 included achieving profitable growth in the commercial line and the inland marine line; identifying and analyzing new business opportunities and growing identified product lines; identifying cross-selling opportunities; developing a communications network for obtaining feedback from agents; and improving the Company’s marketing efforts.  Mr. Clark’s leadership was instrumental in achieving profitable growth in the small commercial line and the inland marine line, identifying and analyzing new business opportunities, including the Company’s expansion into Human Services (the Company’s coverage initiative for entities providing social services), and in improving the Company’s marketing department.  Mr. Clark achieved his goals of identifying cross-selling opportunities and developing a communications network for obtaining feedback from agents.  In light of Mr. Clark’s achievements, the Compensation Committee determined that Mr. Clark exceeded most of these goals.  Mr. Clark’s growth opportunity goals were negatively affected by the extremely competitive insurance market and the Company’s focus on strict underwriting discipline.  However, the achievement of profitability despite such focus on strict underwriting discipline would not have been achieved but for Mr. Clark’s instrumental leadership.  The overall percentage of achievement of his individual performance goals was 110%.

•
Kevin Toth, SVP, Chief Claims Officer.  Mr. Toth’s individual goals focused on leadership of the Company’s claims handling improvements initiative; integrating a new claims system; identifying and implementing cost reduction opportunities; and developing and training the leadership staff in Claims.  Under Mr. Toth’s leadership, Claims had a strong year in 2008, particularly in light of the historically high number of catastrophic loss claims incurred during the year.  Mr. Toth’s leadership strengths focused on implementation of the claims handling improvements initiative, including implementation of cost reduction opportunities.  Mr. Toth’s development and training of leadership staff in Claims included implementation of a claims supervisor college and development process.  The integration of a new claims system was not fully achieved, although significant progress was made.  In light of Mr. Toth significantly achieving his goals, most particularly his leadership in implementing claims handling improvements and in the development and training of his staff, the Compensation Committee determined that the overall percentage of achievement of his individual performance goals was 150%.

•
Akhil Tripathi, SVP and Chief Information Officer.  Mr. Tripathi’s individual goals for 2008 included the rollout and implementation of the Company’s new commercial and personal lines information systems; identifying and implementing cost reduction opportunities; and rolling out new products.  Mr. Tripathi has led the Information Technology Department through a period of significant upgrade to the Company’s information systems.  Under Mr. Tripathi’s leadership in 2008, the Company completed its implementation of the commercial and personal lines information systems in all states, except in a few states where regulatory approval is still pending.  This was a significant challenge for the Company, and it was

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2008 Annual Incentive Compensation Disclosure

•
successfully achieved in substantial part because of Mr. Tripathi’s leadership.  Mr. Tripathi’s leadership has been essential to the continued technological enhancement of the ability of the Company’s agents to conduct business.  Achievement of Mr. Tripathi’s technological objectives was also instrumental in guiding the Company toward identification and implementation of cost reduction opportunities, and rolling out new products.  In light of Mr. Tripathi’s accomplishments, the Compensation Committee determined that the overall percentage of achievement of his individual performance goals was 150%.

The Compensation Committee’s determinations were based, in significant measure, upon the CEO’s review of the achievements of each Named Executive Officer and his recommendations with respect to individual performance goal achievement.  For the CEO, Mr. Browne presented his self-appraisal and the Compensation Committee reviewed and discussed the CEO’s goals and achievement thereof.  The Compensation Committee then engaged in detailed discussion about the CEO’s performance with the independent members of the Board of Directors, who approved the final compensation decisions for the CEO.  The overall percent of achievement, based on the achievement of the corporate and individual performance goals, and the respective weightings of such goals, for the awards made to the Named Executive Officers under the SMIP for 2008 are:  Michael Browne, 82%; Arthur Chandler, 107%; Thomas Clark, 82%; Kevin Toth, 102%; and Akhil Tripathi, 102%.

Payments earned by the Named Executive Officers under the SMIP for 2008 are included in the Summary Compensation Table on page ___ under the “Non-Equity Incentive Plan Compensation” column.

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